U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               Inter-Con/PC, Inc.
                 (Name of Small Business Issuer in its charter)



            Minnesota                                   41-1853972
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


7667 Equitable Drive
Eden Prairie, Minnesota                                 55344
(Address of principal executive office)                 (Zip Code)

Issuer's telephone number (612) 975-0001


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

Item 1. Description of Business

GENERAL

       The Company was formed as a Minnesota corporation in June 1996 for the purpose of developing and marketing certain computer products for the consumer electronics and telecommunications industries. In particular, the Company proposes currently to market and sell the TOTEBOOK (the "Set Top Box"). The Company also anticipates developing, marketing and selling complementary and peripheral products in conjunction with the Set Top Box. The Company has contracted for the development of the Set Top Box and has received the first two versions of the Set Top Box, one with a hard drive and a DVD drive, and one with no drives. The Company's present emphasis is on the development, manufacturing, marketing, and sale of the Set Top Box.

STRATEGY

       The Company's objective is to market certain niche computer products such as those described above for the consumer electronics and telecommunications industries and to contract for the research, development and manufacturing of its products. At the present time, the Company does not intend to hire personnel to develop or manufacture its own products. (See "Technical Support and Development Agreement-Research and Development").

PRODUCTS

       Set Top Box. The Set Top Box is a small, relatively inexpensive alternative to a traditional desktop personal computer ("PC"). It combines the interactivity of the Internet, the convenience of an ordinary television set, and the functionality of a personal computer, to provide "PC performance with TV convenience." The Set Top Box is a small box (approximately 8" x 10" x 3") about the size of a VCR, which can be placed on top of a television set, allowing the television set to function as the monitor, or the Set Top Box can be connected to a monitor. With simple connections to a telephone line for communications and a television for display, the Set Top Box provides low-cost home computing by performing basic PC functions, including word processing, spreadsheet, data base functions and games, as well as Internet access. The Set Top Box supports industry-standard PC peripherals such as printers, monitors, hard disk drives and CD-Rom drives. The Company has developed the first two versions of the Set Top Box, one with a hard drive and a DVD , and one with no drives.

       Unlike traditional desktop personal computers, the Set Top Box uses a wireless infra-red keyboard to communicate with the Set Top Box, in addition to the ability to use a hard-wire connection typical of a PC connection. The wireless keyboard communicates with the Set Top Box from the comfort of an easy chair without the inconvenience of wires. The Set Top Box provides users with easy access to the


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


Internet and intranet applications. Depending on the limitations of the Internet access provider, users are able to utilize E-mail, perform search and file transfer functions, execute financial transactions, participate in open forums and interactive advertising, play interactive games and perform a wide variety of data retrieval and transmission.

       Unlike most of its current competitors, the Set Top Box will be designed to be capable of performing traditional computer functions, such as document creation using word processing software or spreadsheet software. Furthermore, the Company is designing the Set Top Box to be capable of running 31 different operating systems, such as DOS, Unix, Linux or Windows98(TM), which is needed to run the DVD on our products. However, the Company does not intend to equip each Set Top Box with a specific set of software or a specific operating system. Instead, the Company will allow the distributors to decide which package of software to include or embed in the Set Top Box. Depending on the package selected, the memory configuration of the Set Top Box will be determined. At a minimum, however, the Company intends to recommend a basic package that will include DOS or MicroSoft 98 operating system, a basic word processing program and a basic spreadsheet function. The Company anticipates that this basic package will cost an additional $10 to $25. The Company will also need to obtain licenses from the various software companies, such as MicroSoft, in order to sell the Set Top Box with the software already a part of the package. At this point, the Company has not entered into any such licensing agreements.

       The Company anticipates that the retail price for the Set Top Box will range from $400.00 to $1,100.00 per unit. The Company believes that its Set Top Box offers more functionality for the consumer, at the anticipated retail selling price, than is offered by existing and comparably priced competing products which also employ a television set for Internet access, but which lack most of the PC-type functions of the Company's Set Top Box. The Company believes its target market for the Set Top Box initially will include consumers seeking some of the functions of a PC and low cost and easy access to the Internet without being required to use any specific Internet access provider. For example, currently the WEB TV set top box only allows Internet access through WEB TV's Internet Access Provider, the WebTVNetwork. The Company's Set Top Box, however, is designed to be used with any Internet Access Provider such as America-On-Line ("AOL") or others. The Company believes, but can offer no assurances, that in the future the Set Top Box may also be utilized for distance learning and a variety of other applications.

       The Company believes that the following features will make the Set Top Box attractive to customers: (a) value/price; (b) use with an ordinary television set; (c) compatibility with off-the-shelf PC software (subject to memory and storage requirements; (d) ease of access to the Internet; and (e) attractive unit size and case.


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


FURTHER DEVELOPMENT OF THE SET TOP BOX

       The Set Top Box is currently ready for manufacturing and sale. The Set Top Box may require further testing and refinement in order to meet regulatory, non-regulatory, and certain export approval. The Company is selecting the software that could be used in the Set Top Box. The Company is further conducting certain field tests with demonstration units and experimenting with various hardware software combinations. The Company believes, but it can offer no assurances, that the Set Top Box will be able to meet regulatory, non-regulatory, and export standards. The Company further believes that it can eliminate possible electromagnetic radiation problems and will be able to create a bill of materials and additional supporting documentation which will enable the selected manufacturer to manufacture the Set Top Box.

MARKETING AND DISTRIBUTION

       The Company has identified several potential markets for its products. Specifically, the Company believes there are five distinct markets for its Set Top Box: (1) the consumer electronics industry, targeting individual consumers for home use of the Set Top Box; (2) Original Equipment Manufacturers; (3) Value Added Resellers; and (4) System Integrators and niche markets such as hotel, motel, education and casino. The Company's initial marketing efforts will be directed toward penetrating these markets through networking, referrals, and general business contacts, with a heavy emphasis on trade shows where, to date, the Set Top Box has been received favorably. Specifically, however, the Company will pursue these various markets by selling the Set Top Box to, or distributing the Set Top Box through (i) retail electronic stores engaged in mass merchandising, e.g. Best Buy, Circuit City, etc., (ii) Internet access providers and cable TV companies that have been appointed as a distributor, dealer, or sales representative by the Company. The Company plans to sell in these outlets using distributors and independent sales representatives, and personal contacts obtained at trade shows and other industry connections.

       To date, the Company has 10 distribution or marketing agreements in place. In addition, the Company may enter into OEM Agreements with certain entities for private labeling. Furthermore, the Company plans to investigate the possibility of selling the Set Top Box to direct marketing organizations as well as international or domestic licensing agreements.

       The Company has not yet developed a complete marketing plan or determined which of the foregoing markets or marketing methods hold the best potential for successful commercial exploitation of the Set Top Box and the Company's future products. The Company will market its products initially through independent distributors, dealers or sales representative firms, rather than spend its capital on its own full-time sales force. The Company plans to assess during the early months of


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its marketing efforts which channels of distribution show the best potential for the best market penetration of the Set Top Box and other products, and will concentrate its sales and marketing efforts accordingly.

COLLABORATIVE RELATIONS

       The Company anticipates that it will enter into agreements with certain software distributors and Internet service providers to sell the Company's Set Top Box. The Company also plans to enter into licensing agreements with various software developers and distributors allowing the Company to use such software in the Set Top Box. The Company is currently negotiating such agreement with a software developer that will allow such version of the Set Top Box to browse the Internet, use e-mail and perform other bulletin board functions.

MANUFACTURING

       To date, the Company has several working versions of its Set Top Box, which need further testing and certain features need to be refined.

       The Company intends to engage in sales and marketing activities, rather than manufacturing functions. Accordingly, the Company must locate and hire suitable manufacturers for its Set Top Box and its other products. At this time, the Company has not selected a manufacturer, but has provided a number of manufacturers with bid specifications for the manufacture of its Set Top Box. To date, the Company does not know with any certainty the actual manufacturing costs associated with its Set Top Box. Accordingly, until such manufacturing costs are established, the Company will be unable to price its products. The Company's sale price of $400.00 to $1,100.00 is only an estimate.

SUPPLIERS

       The Company will rely on vendors to supply all of the components used in manufacturing the products, including certain components with long lead times of up to eight (8) weeks or more. There are a number of significant risks involved in relying on outside vendors to supply the components for the Company's products. Such risks include, but are not limited to, the unavailability or interruption in the delivery of the components, manufacturing delays resulting from unavailability of components, and uncertainty relating to the quality and price of the components. Any interruption in the supply or increase in the costs of such components by outside suppliers and vendors could materially and adversely affect the Company's ability to have its products manufactured and its ability to compete effectively. In addition, certain components for the Company's products may, in the future, be available only from single suppliers. If such components from these suppliers become unavailable, the Company's business could be adversely affected until alternative sources, if any, for such components could be developed. Furthermore, it is also possible that certain components currently being used in the Company's


                                       5
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products may not be available in the future from the same, or any, suppliers, thus forcing the Company to obtain new replacement components, and possibly redesigning its products in order to use such components.

RELIABILITY AND PRODUCT WARRANTY

       To date, the Company has developed two versions of the Set Top Box, one with two versions, internet only box in developemnt and one with a hard drive and a DVD. Both versions, however, need further field-testing and refinement Data on long term maintenance requirements and performance of the Company's products is limited. Furthermore, because the components used in the Company's products are being supplied by outside vendors, the Company has little, if any, data regarding the maintenance and reliability of such components. If future maintenance requirements are significantly greater than what the Company expects, the Company's finances could be adversely affected and customers may be reluctant to place future orders.

       To be competitive, the Company anticipates that it will provide a limited manufacturer's warranty for its products. Although the Company has not yet determined the specific provisions and requirements of such a limited warranty, the Company expects that it will be required to perform additional maintenance and repairs or replacements on products covered by the limited warranty. If such maintenance, repairs or replacements are greater than anticipated, the Company's finances and reputation could be adversely affected. The Company anticipates that any warranty work will be handled by the manufacturer that the Company has contracted for the manufacturing of the product.

INDUSTRY AND COMPETITION

       In 1990, less than 1 million people used the Internet. Today industry sources estimate that over 40 million users are currently linked to the Internet in the United States alone. While there can be no assurance that such growth will continue in the future, most reports indicate that traffic on the Internet will continue to increase significantly.

       This rapid growth of the Internet has brought intense competition. There are numerous companies involved in the development, manufacture, service, and marketing of computer software and Internet access services. In the Minneapolis/St. Paul area alone, there are more than forty (40) companies currently providing Internet access. The Company is aware of numerous companies positioning themselves to sell, or are already selling, a product similar to the Set Top Box.

       While many of the Company's competitors have substantially greater resources and experience than the Company, the Company believes, but can offer no assurance, that its Set Top Box will be able to effectively compete as a turn-key


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package for Internet access and personal computer functionality at a competitive price. However, many of these competitors may now, or in the future, market and sell products and/or services that are comparable to, superior to, and/or competitive with, the Company's Set Top Box. Although the Company believes that certain features of its Set Top Box may make its Set Top Box more attractive and valuable to the end user, there can be no assurance that the Company's products can compete successfully with products already on the market or that may enter the market in the future.

       For instance, Web TV, which makes a set box similar to that of the Company's but with less capability and functionality (for a retail price of approximately $99.00-199.00 including the keyboard), was acquired by MicroSoft. Although the Company is unaware of any existing product containing the same exact features and capabilities, (such as download, perform word and spread sheet functions and off-the-shelf games, of the Company's Set Top Box, which is comparable in cost and performance, there is no guarantee that competitive products will not be developed. If comparable products are available from other companies, the Company might find it difficult to compete. In addition, many of the Company's competitors and potential competitors include large, well-financed and established companies with far greater marketing and financial resources than the Company.

RESEARCH AND DEVELOPMENT

       The goal of the Company is to contract for research and development of the Set Top Box and other products The research and development expenditures will not only be used for current products but for upgrades and newer models of its existing products. The Company may have to engage others to perform additional design and engineering.

COMPANY'S TWELVE MONTH PLAN OF OPERATION REQUIRES ADDITIONAL FINANCING

       The Company believes that the Set Top Box market is extremely dynamic and may experience rapid growth. The market will become ever more competitive and, therefore, the Company's objective in the next twelve months is to manufacture the Set Top Box and develop its marketing and sales organizations. The Company anticipates hiring additional employees and entering into various agreements for marketing and selling its Set Top Box. The Company's overall strategy dictates that, in the short term, current profitability is not as important as revenue and market share. Should such revenue not occur as forecasted, the Company will find it necessary to seek additional financing.

INTELLECTUAL PROPERTY RIGHTS

       The success of the Company will be determined in large part by the success of the Company's technology. Currently none of the Company's proposed products are


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patented. Although the Company is pursuing U.S. patents, and has applied for certain foreign patents and may apply for additional foreign patents for certain features of its Set Top Box, no assurances can be given that any patent will ever issue or that, if issued, the Company will have the resources to protect any patent. Regardless of the Company's ability to obtain patent protection for its Set Top Box, such protection may not afford complete protection, and there is no assurance that others will not develop similar know-how, concepts, and ideas in competition with the Company. The Company further believes that such patent protection, if any, may be limited because of the scope of the prior uses and publications by others of the components used in the Set Top Box. The Company may also apply for patent protection on its products other than the Set Top Box, but there can be no assurances that any patent will ever issue with respect to such products or that, if issued, the Company will have the resources to protect any patent.

       The Company believes that its Set Top Box does not infringe upon patents held by others, but the Company cannot offer any assurances that such infringement does not or will not exist. Moreover, if the Company's products infringe patents or proprietary rights of others, the Company could, under certain circumstances, be liable for damages that could materially and adversely affect the Company.

       The Company has filed an application for U.S. trademark registration of the trade name "Inter-Con/PC(TM)".

GOVERNMENT REGULATION AND UL LISTING

       The Company must comply with certain requirements and specifications set forth in rules adopted by the FCC, including Part 15, regulating electromagnetic radiation. The Company intends to submit its product to an independent laboratory for testing and to receive FCC certification upon filing such test results with the FCC. Although the Company believes that FCC standard will be met and certified, such approval cannot be assured. Part 15 regulations require that certain products that are marketed for commercial use, such as the Company's Set Top Box (Class A Devices) be in compliance with such regulation as a prerequisite to commercial sales. The FCC regulation also governs sales of the Company's Set Top Box that are marketed for residential use (Class B Devices) and require that such products be certified. In addition, the Company may be required to comply with requirements of various foreign government agencies to effect its foreign sales. The Company expects to seek electrical approval for its products from certain European countries if it intends to market its products in such countries. If foreign distributors are involved in the sale of the Company's products in foreign countries, the Company plans to require such foreign distributors to be responsible for insuring compliance with and obtaining any necessary permits from such foreign government agencies under the terms of any distribution agreement with the Company.


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


       The Company has received a UL rating but believes that if it does not obtain listing or certain regulatory or non-regulatory approvals for its products, it will be difficult, if not impossible, to sell its products in the consumer market.

EMPLOYEES

     The Company has 8 full-time employees and 4 part-time employees. The Company is not subject to any collective bargaining agreement.

FACILITIES

       The Company's offices are located in Eden Prairie, Minnesota in a leased facility consisting of approximately 5,194 square feet. The lease expires on August 31, 2001. Commencing on August 31, 1999, the base rent the Company will pay is $5,919 per month through August 31, 2001. In addition to base rent, the Company is required to pay as additional rent its pro rata share of operating expenses and real estate taxes for the building in which its facilities are located.

       The leased facility contains office space as well as a laboratory for testing the Set Top Box.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

       The Company had no revenues in either year from sales. There have been small revenues from interest, $20,475 in 1997 and $22,235 in 1998.

       Payroll and related expenses increased in 1998 to $512,500 from $346,912 in 1997. General and administrative expenses increased in 1998 to $757,358 from $640,946 in 1997. Product development expenses increased in 1998 to $731,362 from $540,900 in 1997.

       As a result there was a net loss in 1998 of $2,015,675, compared to a net loss in 1997 of $1,583,775. The net loss per share in 1998 was $.11, and $.11 in 1997.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

       The Company had no revenues in either nine month period from sales. There have been small revenues from interest, $4,632 in 1999 and $18,634 in 1998.


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       Payroll and related expenses decreased in 1999 to $350,909 from $386,727 in 1998. General and administrative expenses increased in 1999 to $662,952 from $570,130 in 1998. Product development expenses decreased in 1999 to $105,091 from $657,293 in 1998.

       The result was a net loss in 1999 of $1,206,800 compared to a net loss of $1,593,263 in the same nine months in 1998.

LIQUIDITY AND CAPITAL RESOURCES

       The Company has historically had more expenses than income in each year of its operations. The accumulated deficit from inception to September 30, 1999 was $5,023,086. It has been able to maintain a positive cash position solely through financing activities. As a result of this, and the fact that the Company's current liabilities exceed its current assets, the independent auditor has issued a going concern opinion.

       There are no known trends, events or uncertainties that are likely to have a material impact on the short or long term liquidity. The primary source of liquidity in the future will be increased sales. There are no material commitments for capital expenditures. There are no known trends, events or uncertainties reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that do not arise from continuing operations. There are no seasonal aspects to the business of the Company.

YEAR 2000 COMPLIANCE

       The computers used by the Company are year 2000 compliant. The software used by the Company is year 2000 compliant. Based on the assessments to this date management believes that future costs relating to the year 2000 issue will not have a material effect on its financial position, results of operations or cash flows.


ITEM 3. DESCRIPTION OF PROPERTY

       The Company leases office, warehouse and production space in suburban Minneapolis for a monthly rental of $5,919.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       There are presently 27,718,407 shares of the Company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of November 30, 1999, owns of record, or is known by the


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Company to own beneficially, more than five per cent of the Company's common stock, and the officers and directors of the Company.


                                       Shares of               Percent of
Name                                Common Stock               Ownership
--------------------------------------------------------------------------------

Michael Ferderer (1)                   6,275,005               23%
7667 Equitable Drive
Eden Prairie, MN

Thomas Schrade                         6,250,000               23%
23 Cascade Creek Lane
Las Vegas, NV

Michael Pint                           3,157,142               11%
1235 Yale Place
Minneapolis, MN

Joseph Novogratz                       1,693,335                6%
7667 Equitable Drive
Eden Prairie, Mn

Directors and Officers                 6,275,005               23%
as a group

(1) Mr. Ferderer holds 6,000,005 shares in his name, the total includes 250,000 shares held by MPF, Inc., a corporation controlled by Mr. Ferderer, and 25,000 shares held by Pamela Holl, Mr. Ferderer's wife. Does not include 125,000 options held by Mr. Ferderer, 250,000 options held by MPF, Inc. and 197,850 options held by Ms Holl.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

       The executive officers and directors of the company, with a brief description are as follows:

Name                     Age        Position
----                     ---        --------

Michael Ferderer         52         Chairman, Chief Executive Officer, Secretary


       Michael Ferderer, Mr. Ferderer is the Chairman, Chief Executive Officer, Secretary and a Director of the Company. Mr. Ferderer was an account executive of U.S. West Communications from 1970 to 1994. From 1994 to August, 1996 he was President of MPF, Inc. a telecommunications related consulting firm. He has been the Chief Executive Officer of the Company since its inception in June of 1996.


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


ITEM 6. EXECUTIVE COMPENSATION

       Mr. Ferderer is paid $100,000 per year. In the past John Walker was paid $80,888.88, Ron Porter was paid $80,888.88, Steve Sowata was paid $80,888.88 and Fran McGovern was paid $80,888.88.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The Company has an agreement with MPF, Inc., a corporation wholly owned by Michael P. Ferderer. MPF, Inc. subleases office space from the Company, and the Company uses equipment owned by or leased by MPF, Inc. MPF, Inc. pays the Company $531 per month as rent. The Company acquired certain assets of MPF, Inc. in June of 1999 in exchange for 250,000 shares of common stock.


ITEM 8. LEGAL PROCEEDINGS

       The Company is the plaintiff in a case filed in 1999 in, Colorado against Flagstick Enterprises, Inc. The case concerns a note made by Flagstick Enterprises, payable to the Company, in the amount of $100,000. Flagstick Enterprises is in default of the note.

       S & W Plastics, Inc. is the plaintiff in a case filed in Hennepin County, Minnesota. The Company entered into an agreement with S & W to make a plastic box for the product of the Company. S & W contends that the Company issued a purchase order for a number of the plastic boxes in May, 1998 and that there is now due $108,800 after the Company paid $140,000 for plastic boxes made for the Company. The Company has filed a counterclaim in the case contending that the plastic boxes manufactured by S & W did not meet the specifications of the Company, and that it has lost potential profits as a result.


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

       The Company's common stock has been traded since June, 1998 on the OTC Bulletin Board with the symbol IPCN, before that time there was no activity.


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


       The following table sets forth for the periods indicated the range of high and low closing bid quotations per share as reported by the over-the-counter market. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                  Price per Share
                                                  ---------------
                                                  High         Low
                                                  ----------------

Fiscal year 1999

       Third Quarter (July 1, 1999                $2.065       $0.56
       through September 30, 1999)

       Fourth Quarter (October 1, 1999            $0.875       $.25
       through December 31, 1999)

       There are 76 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

       Name                     Date            Shares             Cost

721 Hennepin Corp               7/97             25,000            $11,250
Darrel. Kluge                   7/97             12,000             $5,400
Robert Bach                     7/97             50,000            $22,500
Charles Barry                   7/97            100,000            $45,000
June Beeler                     5/98             10,715             $7,500
Wayne Beisle                    7/97             50,000            $50,000
John Benedict                   7/97            166,665            $50,000
Raymond Benson                  7/97             50,000            $10,000
Ted Bestgen                     7/97             25,000            $25,000
James Butler                    7/97             25,000            $25,000
Robin Carlin                    7/97             50,000            $50,000
Steven Carpenter                7/97             50,000            $50,000
Glen Chamberline                5/98             25,000            $17,500
Ken Denhardt                    7/97             25,000            $25,000
Dan Dietrich                    7/97             50,000            $50,000
Dorglass, Inc.                  7/97             25,000            $25,000
James Drummond                  7/97             45,000            $45,000
Jay Duda                        7/97             50,000            $22,500
Gary Erickson                   7/97             25,000            $11,250
Richard Erickson                7/97            100,000            $45,000
Russell Erkkila                 7/97             25,000            $11,250
Eileen Ferderer                 7/97            116,210            $52,294

James Bublitz                   7/97             50,000            $22,500
Frederich Gowan                 7/97             50,000            $22,500
Jerry Groom                     7/97             25,000            $11,250
David Larson                    7/97            100,000            $45,000
Steve Polski                    7/97             50,000            $22,500
Fred Traffas                    7/97             50,000            $22,500
Gary Flam                       7/97             25,000            $11,250
Frank Frattalone                7/97             50,000            $22,500
Martin Fudenberg                7/97             50,000            $22,500
David Garceau                   7/97            166,665            $50,000
Irving Geislinger               7/97             25,000            $11,250
Rick Geislinger                 7/97             25,000            $11,250
Sandi Goetz                     7/97            166,665            $50,000
Jeffrey Goetz                   7/97             50,000            $22,500
Roger Goetz                     5/98             25,000            $17,500
Duane Graff                     7/97             25,000            $11,250
Kim Gruetzmacher                7/97             50,000            $22,500
Gordon Halloran                 7/97             25,000            $11,250
William Hanneman                5/98             50,000            $17,500
Eugene Hennen                   7/97             50,000            $17,500
Joe Hennen                      7/97             25,000            $11,250
Larry and Darlene Holberg       7/97             50,000            $22,500
Justin Holl                     7/97             33,330            $10,000
David Hutchinson                7/97             50,000            $22,500
James Johnson                   7/97            133,330            $40,000
Lloyd and Marie Johnson         7/97             25,000            $11,250
Robert Johnson                  7/97             50,000            $22,500
Celine Kammerer                 7/97             25,000            $11,250
Lewis Kaufman                   7/97             25,000            $11,250
Thomas Keller                   7/97             25,000            $11,250
Eileen Kern                     5/98             25,000            $17,500
Steven King                     7/97            116,665             $3,500
Sandra and Robert Klien         5/98             25,000            $17,500
Thomas and June Kozita          7/97             50,000            $22,500
Ronald Lehrke                   7/97            166,665            $50,000
Jeffrey Lessard                 5/98             25,000            $17,500
Mary Loberg                     7/97             25,000            $11,250
Walton and Joan Madlund         7/97             50,000            $22,500
Jerry Mathwig                   5/98             25,000            $17,500
MacDonald Distributing Co       7/97            100,000            $45,000
Marilyne Mitchell               7/97             50,000            $22,500
David Nelson                    7/97             50,000            $22,500
Richard Nestlund                7/97            250,000           $112,500
James Olchepski                 7/97             25,000            $11,250
Keith Olson                     7/97             25,000            $11,250
Eric Overig                     7/97             26,785            $12,033

Barbara Patchen                 7/97            500,000           $130,000
Mark Pazlar                     7/97             50,000            $22,500
Dean and Jeanne Peterson        5/98             25,000            $17,500
Marlys and Jerome Peterson      7/97             50,000            $22,500
Kimberly and David Rakos        7/97             25,000            $11,250
Phillip Reim                    7/97             50,000            $22,500
Adele Roehl                     7/97             50,000            $22,500
George Rosenquist               7/97             50,000            $22,500
Daniel Ross                     7/97             25,000            $11,250
Robert Ruddy                    7/97             50,000            $22,500
Jake Sadlak                     5/98             25,000            $17,500
William and Connie Sandison     7/97             50,000            $22,500
Esther Schrade                  7/97            100,000            $45,000
Thomas Schrade                  7/97            250,000           $112,500
Robert Shively                  7/97             50,000            $22,500
Jerry Snyder                    7/97             50,000            $11,250
Srmi, Inc.                      7/97             50,000            $22,500
Craig Stelton                   5/98             25,000            $17,500
Sterling Farms, Inc.            7/97             71,425            $25,000
Larry Swanson                   7/97             50,000            $22,500
John Tancheff                   5/98             50,000            $35,000
Gale Torstenson                 5/98             12,500             $8,750
Leo and Sharon Tutenwohl        7/97             25,000            $11,500
Robert Van Vorst                7/97            100,000            $45,000
Kenneth Vohs                    5/98             25,000            $17,500
Marvin Weiss                    7/97             50,000            $22,500
Douglas Wenum                   7/97             50,000            $22,500
Duane Whitney                   5/98             25,000            $17,500
Norman White                    5/98            100,000            $70,000
Scott Winter                    7/97            125,000            $56,250
Scott Zbikowski                 7/97            100,000            $45,000
Deanne Zogg                     7/97            166,665            $50,000
Jerry Braeglmann                10/99           500,000           $100,000
Joe Novogratz                   3/99            100,000           $100,000
Joe Novogratz                   10/99           560,000            $56,000
Eileen Ferderer                 12/99           100,000            $10,000
Michael Pint                    6/99            718,830           $600,000
Kobi Angress                    1/00            150,000            $30,000
Dan Lindberg                    1/00            230,000            $23,000
Dan Lindberg                    1/00             10,000             $1,000
Jeremiah Lindberg               1/00             10,000             $1,000
Shirley Lindberg                1/00             50,000             $5,000
Timothy Lindberg                1/00            100,000            $10,000
Coleen Scheibe                  1/00            100,000            $10,000
Vicky Tollefson                 1/00             80,000             $8,000
Mark Bowers                     1/00            250,000            $25,000

Ward Savage Trust               1/00          1,000,000           $200,000
Bob Ginges                      1/00            250,000            $50,000
Gary Roth                       1/00             44,444            $20,000
Ron Saatzer                     1/00            100,000            $20,000
Charlie Davis                   1/00            200,000            $20,000

       The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

       The Company has authorized 50,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

       Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the Company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

       Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Minnesota Statutes contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

       As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


ITEM 13. FINANCIAL STATEMENTS


                                                       FINANCIAL STATEMENTS FOR:


                                                              INTER-CON/PC, INC.
                                                   (A Development Stage Company)


                                                                     Years ended
                                                      December 31, 1998 and 1997
                                                        and period June 17, 1996
                                               (inception) to September 30, 1999

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Inter-Con/PC, Inc.
Eden Prairie, Minnesota

We have audited the accompanying balance sheets of Inter-Con/PC, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the period June 17, 1996 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter-Con/PC, Inc. as of December 31, 1998 and 1997, and the results of its operations for the years then ended and the period June 17, 1996 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, as discussed in Note 2 to the financial statements, the Company is in the development stage, has not generated any revenues since inception, and has a deficit accumulated during the development stage, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The accompanying financial statements include a note receivable of $87,645 which is currently in default and an investment of $50,000 in an unrelated development stage company. Collectibility of the note and the return of the investment in the development stage company are both uncertain. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Schechter, Dokken, Kanter, Andrews & Selcer Ltd.


July 30, 1999
Minneapolis, Minnesota

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                      December 31
                                                            -----------------------------     September 30,
                                                                1997             1998             1999
                                                            ------------     ------------     ------------
                                                                                               (Unaudited)
ASSETS:
     Current assets:
         Cash and cash equivalents                          $    754,090     $      2,758     $      7,410
         Note receivable                                                           87,645           90,969
         Prepaid expenses                                        104,899           52,667              542
         Deferred financing costs, net                                            57,446
                                                            ------------     ------------     ------------

              Total current assets                               858,989          200,516           98,921
                                                            ------------     ------------     ------------

     Property and equipment:
         Equipment                                                56,383           67,743           81,755
         Leasehold improvements                                                                     86,887
         Less accumulated depreciation                            (7,866)         (18,944)         (40,040)
                                                            ------------     ------------     ------------
                                                                  48,517           48,799          128,602
                                                            ------------     ------------     ------------
     Other assets:
         Miscellaneous                                            37,883              976
         Investment                                                                50,000           50,000
                                                            ------------     ------------     ------------
                                                                  37,883           50,976           50,000
                                                            ------------     ------------     ------------

              Total assets                                  $    945,389     $    300,291     $    277,523
                                                            ============     ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
     Current liabilities:
         Accounts payable:
              Trade                                         $    147,774     $    465,723     $    415,283
              Related parties                                     60,144          256,515          259,347
         Accrued expenses                                         31,238          134,244          253,974
         Notes payable, current portion                                           695,532          340,044
                                                            ------------     ------------     ------------

              Total current liabilities                          239,156        1,552,014        1,268,648
                                                            ------------     ------------     ------------

     Note payable, long-term                                                        1,773
                                                                             ------------

     Stockholders' equity (deficit):
         Common stock, no par, authorized
           50,000,000 shares, shares outstanding;
           18,814,250, December 31, 1997; 18,889,250,
           December 31, 1998; 25,655,698, September
           30, 1999                                            2,506,844        2,562,790        4,031,961
         Deficit accumulated during the development
           stage                                              (1,800,611)      (3,816,286)      (5,023,086)
                                                            ------------     ------------     ------------
                                                                 706,233       (1,253,496)        (991,125)
                                                            ------------     ------------     ------------

              Total liabilities and stockholders' equity    $    945,389     $    300,291     $    277,523
                                                            ============     ============     ============

                      See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                         Nine months ended           June 17, 1996
                                    Years ended December 31                 September 30            (inception) to
                                 -----------------------------     -----------------------------     September 30,
                                     1997             1998             1998             1999             1999
                                 ------------     ------------     ------------     ------------     ------------
                                                                    (Unaudited)      (Unaudited)      (Unaudited)
Operating expenses:
     Payroll, contract labor,
       and related costs         $    346,912     $    512,500     $    386,727     $    350,909     $  1,287,224
     Product development              540,900          731,362          657,293          105,091        1,430,324
     General and
       administrative                 640,946          757,358          570,130          662,952        2,142,976
                                 ------------     ------------     ------------     ------------     ------------

Operating loss                      1,528,758        2,001,220        1,614,150        1,118,952        4,860,524
                                 ------------     ------------     ------------     ------------     ------------

Other income (expense):
     Interest income                   20,475           22,235           18,634            4,632           47,342
     Interest expense                 (79,665)         (47,117)          (8,794)         (94,053)        (227,117)
     Miscellaneous income               4,173           10,427           11,047            1,573           17,213
                                 ------------     ------------     ------------     ------------     ------------

                                      (55,017)         (14,455)          20,887          (87,848)        (162,562)
                                 ------------     ------------     ------------     ------------     ------------

Net loss                         $ (1,583,775)    $ (2,015,675)    $ (1,593,263)    $ (1,206,800)    $ (5,023,086)
                                 ============     ============     ============     ============     ============


Basic and diluted loss
  per share                      $      (0.11)    $      (0.11)    $      (0.08)    $      (0.06)    $      (0.32)

Weighted average number of
  shares outstanding, basic
  and diluted                      14,190,179       18,867,880       18,861,404       21,376,629       15,577,470

                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                             Common stock              Deficit
                                          no par, authorized         accumulated
                                          50,000,000 shares           during the
                                      --------------------------     development
                                        Shares          Amount           stage          Total
                                      ---------       ----------     ------------    -----------
Initial sale of common
  stock at $0.007 per share             300,000       $    2,000                     $     2,000

Common stock issued
  October 31, 1996 at $0.00
  per share in exchange for
  contribution of technology:
      I-Pad(TM)                       5,700,000                0                               0
      Set Top Box                     6,000,000                0                               0

Common stock issued in
  exchange for rent
  November 5, 1996 at
  $0.30 per share                       333,335          100,000                         100,000

Fair value of warrants
  issued November 29, 1996,
  to debt holders and place-
  ment agent                                              50,763                          50,763

Net loss                                                             $   (216,836)      (216,836)
                                      ---------       ----------     ------------    -----------

Balance, December 31,
  1996                               12,333,335          152,763         (216,836)       (64,073)

Common stock issued
  July 22, 1997 for services
  at $0.35 per share                     25,000            8,750                           8,750

Fair value of warrants
  issued to debt holders,
  June and July 1997                                       7,323                           7,323

Common stock issued
  August and September,
  1997 at $0.38 per share             4,375,000        1,650,387                       1,650,387


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                   Common stock              Deficit
                                                no par, authorized         accumulated
                                                50,000,000 shares           during the
                                           ---------------------------     development
                                             Shares           Amount           stage          Total
                                           ----------       ----------     ------------    -----------
Common stock issued for debt
   conversions:
      September 29, 1997 at $0.35
        per share                             414,265       $  145,000                     $   145,000
      October 27, 1997 at $0.30 per
        share                               1,666,650          500,000                         500,000

Contribution by SAC Technologies,
  Inc.                                                          42,621                          42,621

Net loss                                                                   $ (1,583,775)    (1,583,775)
                                           ----------       ----------     ------------    -----------

Balance, December 31, 1997                 18,814,250        2,506,844       (1,800,611)       706,233

Common stock issued April 15, 1998
  for services $0.35 per share                 75,000           26,250                          26,250

Fair value of warrants issued to debt
  holders June, July and September
  1998                                                          29,696                          29,696

Net loss                                                                     (2,015,675)    (2,015,675)
                                           ----------       ----------     ------------    -----------

Balance, December 31, 1998                 18,889,250        2,562,790       (3,816,286)    (1,253,496)

Common stock issued January 1,
  1999, at $0.35 per share                     25,000           17,500                          17,500

Fair value of stock options issued
  to advisory board                                             80,069                          80,069

Common stock issued for product
  development costs, June 1, 1999,
  at $0.70 per share                           53,515           37,460                          37,460

Common stock issued to acquire
  equipment from related party, June
  7, 1999, at $0.026 per share                250,000           12,892                          12,892


                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                  Common stock               Deficit
                                               no par, authorized          accumulated
                                               50,000,000 shares            during the
                                          ----------------------------     development
                                             Shares           Amount           stage          Total
                                          -----------      -----------     ------------    -----------
Common stock issued for leasehold
  improvements, June 7, 1999 at
  $0.20 per share                            500,000       $   100,000                     $   100,000

Common stock outstanding of Infopac
  Systems, Inc. recorded in connection
  with merger June 8, 1999                 4,331,600                 0                               0

Common stock issued for debt
  conversion,  June 25, 1999 at
  $0.835 per share                           718,830           600,000                         600,000

Common stock issued for debt
  conversion, September 12, 1999,
  at $0.70 per share                         887,500           621,250                         621,250

Net loss (unaudited)                                                       $ (1,206,800)    (1,206,800)
                                          ----------       -----------     ------------    -----------

Balance, September 30, 1999
  (unaudited)                             25,655,695       $ 4,031,961     $ (5,023,086)   $  (991,125)
                                          ==========       ===========     ============    ===========

                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                                 Nine months ended           June 17, 1996
                                            Years ended December 31                 September 30            (inception) to
                                         -----------------------------     -----------------------------     September 30,
                                             1997             1998             1998             1999             1999
                                         ------------     ------------     ------------     ------------     ------------
                                                                            (Unaudited)      (Unaudited)      (Unaudited)
Cash flows from operating
  activities:
     Net loss                            $ (1,583,775)    $ (2,015,675)    $ (1,593,264)    $ (1,206,800)    $ (5,023,086)
     Adjustment to reconcile
       net loss to net cash
       flows from operating
       activities:
         Depreciation                           7,706           11,078            8,310           21,096           40,040
         Amortization                         169,785          128,830           76,411           90,961          408,381
         Common stock issued
           for services                         8,750           26,250           26,250           52,460           87,460
         Fair value of options issued
           to non employees                                                                       80,069           80,069
         Additional paid-in
           capital contributed
           for services                        42,621                                                              42,621
         Interest income added
           to note principal                                                     (9,130)          (3,324)          (3,324)
     Change in assets and
       liabilities:
         Prepaid expenses                     (48,735)          31,018          (12,412)          36,975             (542)
         Other assets                         (18,222)                                                            (23,316)
         Accounts payable:
              Trade                           140,225          317,949          233,456          (50,440)         415,283
              Related parties                  28,895           93,730           25,994            2,832          156,706
         Accrued expenses                      11,609          103,006            5,356          119,730          253,974
                                         ------------     ------------     ------------     ------------     ------------

     Net cash used in
       operating activities                (1,241,141)      (1,303,814)      (1,239,029)        (856,441)      (3,565,734)
                                         ------------     ------------     ------------     ------------     ------------

Cash flows from investing activities:
     Expenditures for:
         Property and
           equipment                          (40,110)         (11,360)         (12,358)          (3,007)         (70,750)
         Note receivable                                      (100,000)        (100,000)                         (100,000)
         Investment                                            (50,000)         (50,000)                          (50,000)
     Repayment received on
       note receivable                                          12,355                                             12,355
                                         ------------     ------------     ------------     ------------     ------------

     Net cash used in
       investing activities                   (40,110)        (149,005)        (162,358)          (3,007)        (208,395)
                                         ------------     ------------     ------------     ------------     ------------

                      See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                         Nine months ended           June 17, 1996
                                    Years ended December 31                 September 30            (inception) to
                                 -----------------------------     -----------------------------     September 30,
                                     1997             1998             1998             1999             1999
                                 ------------     ------------     ------------     ------------     ------------
                                                                    (Unaudited)      (Unaudited)      (Unaudited)
Cash flows from financing
  activities:
     Proceeds from:
         Notes payable           $    197,500     $    716,249     $    706,649     $    895,709     $  2,309,458
         Related parties                               102,641           97,641                           102,641
         Issuance of common
           stock                    1,650,387                                             17,500        1,669,887
     Repayment on notes
       payable                        (52,500)          (1,555)          (1,075)         (49,109)        (103,164)
     Deferred financing costs                         (115,848)        (115,848)                         (197,283)
                                 ------------     ------------     ------------     ------------     ------------

     Net cash provided by
       financing activities         1,795,387          701,487          687,367          864,100        3,781,539
                                 ------------     ------------     ------------     ------------     ------------

Net increase (decrease) in
  cash and cash equivalents           514,136         (751,332)        (714,020)           4,652            7,410

Cash and cash equivalents:
     Beginning                        239,954          754,090          754,090            2,758
                                 ------------     ------------     ------------     ------------     ------------

     Ending                      $    754,090     $      2,758     $     40,070     $      7,410     $      7,410
                                 ============     ============     ============     ============     ============

Cash paid for interest           $     52,001     $     14,231     $      7,611     $     54,755     $     66,232
                                 ============     ============     ============     ============     ============

Supplemental disclosure
  of noncash investing
  activities:
     Fair value of warrants
       and options issued        $      7,323     $     29,696     $     29,696     $     80,069     $    167,851
                                 ============     ============     ============     ============     ============

     Common stock issued:
         For services            $      8,750     $     26,250     $     26,250     $     52,460     $     87,460
                                 ============     ============     ============     ============     ============
         For rent                                                                                    $    100,000
                                                                                                     ============
         For debt conversion     $    645,000                                       $  1,221,250     $  1,866,250
                                 ============                                       ============     ============
         For fixed assets                                                           $     97,892     $     97,892
                                                                                    ============     ============

     Contribution by SAC
       Technologies, Inc.        $     42,621                                                        $     42,621
                                 ============                                                        ============

                       See notes to financial statements.

                               INTER-CON/PC, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of business and basis of presentation:
   Inter-Con/PC, Inc. (the "Company"), was incorporated in Minnesota in 1996 and has been a development stage company since inception. On June 8, 1999, Infopac Systems, Inc. acquired all outstanding common stock of Inter-Con/PC, Inc. For accounting purposes, the acquisition has been treated as an acquisition by Inter-Con/PC, Inc. of Infopac Systems, Inc. and as a recapitalization of Inter-Con/PC, Inc. The historical financial statements prior to June 8, 1999, are those of Inter-Con/PC, Inc. All share and per share information has been restated for this transaction.

   Inter-Con/PC, Inc. was formed to develop and market a set-top-box that would facilitate the convergence of voice, data and other technologies and bring them to the TV screen. These boxes will be primarily sold in the consumer electronics and telecommunications industries. The Company has completed development of its set-top-box and has manufactured a small number of prototype units and is prepared to enter high volume manufacturing. It is actively marketing the TOTEBOOK(TM) 6000, which features a high-speed processor, hard drive and DVD drive that functions as an interactive multi-media home center. The Company may also sell the product under the names "CYBER SPIDER(TM)," "INTER-CON/PC(TM)" and "P.I.N.TV(TM)." The Company has several patents pending and copyrights on its board design and other intellectual properties.

Interim financial statements:
   The balance sheet as of September 30, 1999, and the related statements of operations, shareholders' equity and cash flows for the nine month periods ended September 30, 1998 and 1999 are unaudited. However, in the opinion of management these interim financial statements include all adjustments (consisting only of normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited nine month period ended September 30, 1999, are not necessarily indicative of the results which may be expected for the entire 1999 fiscal year.

Use of estimates:
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash equivalents:
   Cash equivalents consist of highly liquid, interest bearing investments that have original maturities of three months or less.

Concentration of credit risk:
   The Company maintains its cash at two financial institutions in the Minneapolis/St. Paul area of Minnesota. At times, balances may exceed federally insured limits.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property, equipment, leasehold improvements and depreciation:
   Property, equipment and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over estimated lives of 3-7 years.

Investment:
   The investment consists of a minority interest in common stock of a development stage company and is recorded at cost.

Organization costs:
   Organization costs were being amortized using the straight-line method over a 60 month period through December 31, 1998. On January 1, 1999, unamortized organization costs were expensed.

Debt placement costs:
   Debt placement costs in connection with bridge financing are being amortized over the term of the notes using the straight-line method.

Earnings per share:
   Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the combination of dilative common share equivalents and the weighted average number of common shares outstanding. Diluted earnings per share is not presented as the effect of outstanding warrants and options is antidilutive.

Stock-based compensation:
   The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS No. 123"), and elected to continue the accounting set forth in Accounting Principles Board No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB No. 25"). The Company has provided the necessary pro forma disclosures as if the fair value method had been applied.

Disclosures of fair value of financial statements:
   The carrying amounts reported in the balance sheet for cash approximate fair value due to the short maturity of such instrument. The fair value of the Company's investment in notes receivable and equity investment in a privately held company have no quoted market prices and accordingly, a reasonable estimate of fair market value could not be made without incurring excessive costs.

   The fair value of the Company's notes payable is not practical to estimate due to conversion features and warrants offered with the debt, whose market value is not determinable.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


2. DEVELOPMENT STAGE ENTERPRISE AND GOING CONCERN:

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company is in the development stage with no sales of its products and its products are subject to rapid changes in technology. There is no assurance that the Company will be able to generate significant sales of its products. Additionally, the Company has a deficit accumulated during the development stage of $3,816,286 as of December 31, 1998 and $5,023,086 (unaudited) as of September 30, 1999. Management anticipates net losses will continue for the foreseeable future. Additional financing, beyond the financing obtained through July 1, 1999, (see Note 9), will be required to complete development and enhancement of the Company's products and bring them to market.

The matters described in the preceding paragraph raise substantial doubt about the Company's ability to continue as a going concern. Recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company advancing beyond the development stage and developing sustained operations. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

3. NOTE RECEIVABLE:

The Company has invested in a note receivable from Flagstick Guarantee, Inc. The note was in default in April 1998. In October 1998, the Company received interest to the date of the receipt plus $12,855 of principal but has not collected anything more since then. The Company is pursuing collection of the outstanding balance. The amount that the Company may recover is presently not determinable.

4. INVESTMENT:

The Company has invested $50,000 for 76,923 shares of common stock in Cyrus Intersoft, Inc., (Cyrus) a software company that is in the development stage. The stock split three for one resulting in the Company holding 230,769 shares. The Company plans to use Cyrus Intersoft Software as an application overlay with a LINUX operating system. This provides the TOTEBOOK(TM) user with a multiple of applications and eliminates the need for a hard drive within the TOTEBOOK(TM). Management believes the value of the investment is not less than cost, but the stock is not currently traded.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


5. NOTES PAYABLE:

Notes payable consist of the following:

                                                                 December 31,    September 30,
                                                                     1998            1999
                                                                 ------------    ------------
                                                                                  (Unaudited)
Note payable, payable quarterly with $16,000 installments
plus interest at 12%, due April 2000                                             $    152,952

Note payable, due on demand with no interest                     $      9,600

Note payable, bank, due in monthly installments of $303
through June 2000 with interest at 8.75%, secured by vehicle            5,094           2,628

Convertible debentures, due on demand, 2% above the prime
rate, convertible into 1,300,000 shares of common stock                               131,964

Convertible notes payable, $700,000, at 8% interest, imputed
interest at 12%, unsecured due June, 1999(A)                          682,611          52,500
                                                                 ------------    ------------
                                                                      697,305         340,044
Less current portion                                                  695,532         340,044
                                                                 ------------    ------------

                                                                 $      1,773    $          0
                                                                 ============    ============

(A) The notes can be converted into 1,000,000 shares of common stock and were sold with 350,000 detachable warrants to purchase common stock at $0.70 per share. The notes and warrants were recorded using a 12% interest rate to recognize the value of the warrants and conversion feature. Additional warrants were issued to the selling agent to purchase 100,000 shares of stock at $0.84 per share. No amounts were ascribed to these warrants. The Company has requested note holders to exercise their conversion rights in 1999 on the date of maturity and $621,250 of the notes were converted in September 1999.

In 1997, the Company issued convertible notes payable of $197,500 with interest at 8% and detachable warrants to purchase 98,750 shares of common stock. The notes and warrants were recorded using a 12% interest rate to recognize the value of the warrants and conversion feature. In 1997, $145,000 of these notes were converted to common stock with the remainder being redeemed.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


6. PROVISION FOR INCOME TAXES:

The Company has approximately $1,800,000, $3,800,000 and $4,800,000 (unaudited) of net operating loss carryforwards for tax purposes at December 31, 1997, 1998 and September 30, 1999, respectively. Net operating loss carryforwards may be subject to limitations under Section 382 of the Internal Revenue Code should the ownership of the Company change substantially and expire in years 2011-2014.

Gross deferred tax assets of approximately $720,000, $1,520,000 and $1,920,000 (unaudited) result from the net operating loss carryforwards as of 1997, 1998 and September 30, 1999, respectively. However, due to the uncertainty surrounding realization of deferred tax assets, a valuation allowance has been recorded and, accordingly, no benefit was included in these financial statements.

7. RELATED PARTY TRANSACTIONS AND COMMITMENTS:

Technical support and cooperative development agreement:
   The Company entered into a technical support and cooperative development agreement effective November 1, 1996 with SAC Technologies, Inc. (SAC), a principal stockholder of the Company.

   The agreement required SAC to provide technical support regarding the set-top-box, and design, develop, and deliver the Mux Panel and Data-Cop products in accordance with detailed specifications for which the Company agreed to pay SAC $15,566 per month for the first six months of ongoing technical support. Thereafter, 30 monthly payments of $11,667 were required. Expense related to this agreement for the year ended December 31, 1997 was $156,000.

   The agreement originally was set to expire October 31, 1999, but was terminated by the parties as of December 31, 1997. The Company owed SAC $42,621 at the termination date and this amount was contributed to the Company and recorded as common stock.

Support, sublease, and sharing agreements:
   The Company has a support services agreement with MPF, Inc., a company wholly owned by a principal stockholder of the Company. The three year agreement is dated September 1, 1996, and is subject to any termination or renewal as provided in the employment agreement of the principal stockholder of the Company. MPF, Inc. is required to make available to the Company local and long distance carrier services which will be paid for based on actual usage on a monthly basis. In addition, MPF, Inc. agrees not to market internet access switches or services directly in competition with the Company except in the Minneapolis/St. Paul area of Minnesota.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


7. RELATED PARTY TRANSACTIONS AND COMMITMENTS (CONTINUED):

   The Company also has a sublease and sharing agreement with MPF, Inc. dated September 1, 1996 and continuing on a monthly basis thereafter. The Company subleases office space to MPF, Inc. for $624 per month. Effective March 1, 1997, the amount was reduced to $531 per month as MPF, Inc. moved to smaller office space than initially agreed upon. MPF, Inc. permits the Company to use certain equipment owned or leased by MPF, Inc. for a monthly fee of $500.

   The amount of annual sublease income received was $6,558 and $6,372 for 1997 and 1998, respectively. Total annual equipment rent expense was $6,000 for the years ended December 31, 1997 and 1998. Amounts of transactions were immaterial in 1999.

Employment agreements:
   The Company has entered into an employment agreement with a principal stockholder effective September 1, 1996 that obligates the Company to employ him as chief executive officer for three years at a base salary of $100,000 per year, along with certain benefits and discretionary bonuses.

   In the event the Company terminates his employment prior to August 31, 1999 without cause, the employee will be entitled to receive the remaining amount of base salary due under this agreement or at his option, a lump sum payment of the present value of the remaining salary using a discount rate of 12%. The agreement restricts the employee's post-employment activities for a period of 18 months following his termination of employment.

   The Company also has an employment agreement with a vice-president effective August 1, 1998, for a three year period for $81,000 per year with benefits and discretionary bonus. The agreement includes a two year non-compete clause along with a requirement to pay a six month severance for termination without cause. Subsequent to December 31, the vice-president resigned.

Office lease:
   The Company leases office space from Equitable Holdings, Inc., a minority stockholder, expiring September 30, 2002. The Company pays a monthly base rent and additional amounts equal to its share of real estate taxes and building operating expenses.

   In an amendment to the lease dated November 5, 1996, the lessor agreed to accept 333,335 shares of the Company's common stock and a warrant to purchase 125,000 shares of common stock at $0.35 per share exercisable from March 1, 1998 through December 31, 1999 as prepayment of all base rent and additional rent for the period September 1, 1996 through May 31, 1999. Such rent has been valued at $100,000 and has been capitalized as prepaid rent amortizable over 33 months using the straight-line method. For the year and period ended December 31, 1998 and 1997, amortization of prepaid rent was $36,360, and was $15,150 (unaudited) for the nine months ended September 30, 1999.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


7. RELATED PARTY TRANSACTIONS AND COMMITMENTS (CONTINUED):

   Future minimum annual base rents payable on the lease as of September 30, 1999 are as follows:

       1999                $  17,333
       2000                   69,324
       2001                   69,324
       2002                   51,993

Accounts payable related parties:
   Accounts payable to related parties includes amounts due to officers, shareholders and family members of principal shareholders which were the result of services performed, payments made on behalf of the Company, or cash advances to the Company. The amount due at December 31, 1998 includes $44,000 of notes payable to an officer's spouse, with interest at 12%. Interest expense for related parties was $2,440 in 1998 and $2,832 (unaudited) for nine months ended September 30, 1999.

   The Company also entered into consulting agreements with an officer's spouse and a shareholder of the Company in which the Company has agreed to pay for services rendered by issuing common stock. As of December 31, 1998, no common stock has been issued to these parties for services. Expenses of $60,144 and $140,484 have been recorded in the financial statements for the years ending December 31, 1997 and 1998, respectively.

Product Development Agreement:
   Effective July 1, 1997, the Company entered into an agreement for the development of the appropriate plastic cases for the Company's set-top-box as well as other future products. The agreement states that the Company will pay $53,000 for the delivery of the plastic box, of which $18,000 will be paid in monthly installments of $500. The remaining balance will be paid with 100,000 shares of stock at $0.35 per share. Twenty-five thousand shares of common stock were issued upon execution of the agreement and the remaining 75,000 shares were issued on April 15, 1998.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


7. RELATED PARTY TRANSACTIONS AND COMMITMENTS (CONTINUED):

Additional common stock:
   The Company has agreed to issue 762,070 shares of common stock as of September 30, 1999 for accrued rent and services.

8. STOCK OPTIONS AND WARRANTS:

1997 Stock Option Plan:
   On March 6, 1997, the Company adopted the 1997 Stock Option Plan intended to provide two types of options:

   - Qualified incentive stock options for the benefit of the Company's officers and employees.

   - Nonqualified options for the benefit of the Company's directors, officers, employees, and consultants.

   Aggregate shares issued under this plan shall not exceed 200,000 shares, adjusted for stock splits, dividends, or combinations that may occur. The Board of Directors has sole discretion in determining which eligible individuals will be granted options, what type, the option price, the number of shares subject to each option, and whether other terms will apply. The plan expires March 5, 2007.

1997 Directors Stock Option Plan:
   The Company has a 1997 Directors Stock Option Plan intended to attract individuals for service as outside directors. None of these options are incentive stock options. Aggregate shares issued under this plan shall not exceed 750,000 shares, adjusted for stock splits, dividends, or combinations that may occur.

   Each outside director shall be granted an option to purchase 120,000 shares of the Company's common stock on the date such person first becomes a director.

   On the date of each annual meeting, each director will automatically receive an option to purchase 30,000 shares of the Company's common stock to become exercisable six months after the date granted.

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


8. STOCK OPTIONS AND WARRANTS (CONTINUED):

1997 Directors Stock Option Plan (continued):
   These options will expire ten years from the date the option is granted. Vesting occurs only while a director remains a director, but vested options shall be exercisable for up to five years after the date a director ceases to be a director. The option price per share will be 100% of the fair market value on the date the option was granted.

   Information relating to all stock options is as follows:

                                                  December 31
                         ---------------------------------------------------------------               September 30
                                    1997                                1998                         1999 (Unaudited)
                         --------------------------        -----------------------------       ---------------------------
                                           Weighted                             Weighted                         Weighted
                           Number           average            Number            average          Number          average
                             of            exercise              of             exercise            of           exercise
                           shares            price             shares            price            shares           price
                         ----------        ---------       ------------        ---------       ------------      ---------
Beginning                         0                             360,000        $    0.35            795,500      $    0.55
Granted                     360,000        $    0.35            587,500             0.71          1,375,506           0.72
Exercised                         0                                   0
Forfeited                         0                            (152,000)            0.70           (383,000)          0.55
Expired                           0                                   0                                   0
                         ----------                        ------------                        ------------

Ending                      360,000        $    0.35            795,500        $    0.55          1,788,006      $    0.68
                         ==========        =========       ============        =========       ============      =========

Exercise price range                $0.35                          $0.35 to $0.84                      $0.35 to $0.84
                                    =====                          ==============                      ==============

Exercisable shares           80,000        $    0.35            275,500        $    0.45          1,748,006      $    0.68
                         ==========        =========       ============        =========       ============      =========

Weighted average
  remaining life                    7.7 years                      6.4 years                           5.7 years

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


   8. STOCK OPTIONS AND WARRANTS (CONTINUED):

Pro forma information regarding net loss is required by Statement of Financial Accounting Standards No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION", and has been determined as if the Company had accounted for the stock options under the fair value method in that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                Years ended               Nine months ended
                                December 31                 September 30
                          ------------------------     ------------------------
                             1997          1998           1998          1999
                          ----------    ----------     ----------    ----------

Risk-free interest rate        6%           6%             6%            6%
Dividend yield                 0%           0%             0%            0%
Volatility factor              0%           0%             0%            0%
Weighted average
  expected life                3 years      3 years        3 years       3 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The Company's proforma net loss is as follows:

                              Years ended                Nine months ended
                              December 31                   September 30
                       -------------------------     -------------------------
                           1997          1998            1998          1999
                       -----------   -----------     -----------   -----------

As reported:
      Net loss         $(1,583,775)  $(2,015,675)    $(1,593,263)  $(1,206,800)
      Loss per share   $     (0.11)  $     (0.11)    $     (0.08)  $     (0.06)

Proforma:
      Net loss         $(1,603,775)  $(2,075,476)    $(1,653,064)  $(1,255,800)
      Loss per share   $     (0.11)  $     (0.11)    $     (0.09)  $     (0.06)

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


8. STOCK OPTIONS AND WARRANTS (CONTINUED):

Stock warrants:
   The Company has issued stock warrants to its landlord, placement agent, and the note holders.

                                                   December 31
                                -------------------------------------------------           September 30
                                        1997                       1998                   1999 (Unaudited)
                                ---------------------      ----------------------     -----------------------
                                             Weighted                    Weighted                    Weighted
                                Number        average       Number        average      Number         average
                                  of         exercise         of         exercise        of          exercise
                                shares         price        shares         price       shares          price
                               --------     ---------      ---------     --------     ---------      --------
Outstanding at beginning
  of year                       541,665       $ 0.37       1,077,915      $ 0.45      1,527,915       $ 0.53

Granted                         536,250         0.52         450,000        0.73        775,000         0.70
Exercised                             0                            0                          0
Expired                               0                            0                          0
                              ---------                    ---------                  ---------
Outstanding at end
  of year                     1,077,915       $ 0.45       1,527,915      $ 0.53      2,302,915       $ 0.59
                              =========       ======       =========      ======      =========       ======

Range of exercise prices at
  end of year                       $0.35 - $0.54                $0.35 - $0.84             $0.35 - $0.84

Warrants exercisable at
  year end                      166,665       $ 0.35       1,527,915      $ 0.53      2,302,915       $ 0.59
                              =========       ======       =========      ======      =========       ======

Weighted average
  remaining life                    3.1 years                    3.0 years                 3.2 years

                               INTER-CON/PC, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
                (Including Data Applicable to Unaudited Periods)


9. SUBSEQUENT EVENTS:

Acquisitions and merger:
   In June 1999, the Company agreed to acquire certain assets of FutureComm, Inc., and MPF, Inc., in exchange for 750,000 shares of common stock of the Company. Assets acquired relate to the internet services and telephone licenses of these companies. Both of these companies were controlled by officers of the Company. The Company has not closed on the Future Comm, Inc. transaction as of September 30, 1999 but has committed to issuing 500,000 shares of common stock for certain assets. The assets acquired from MPF, Inc. were recorded at the seller's historical net book value rather than fair value since they were purchased from an entity controlled by an officer of the Company. Immediately subsequent to the acquisition, the Company was merged into a public non-reporting shell company, retaining the name InterCon/PC, Inc. by exchanging 3,785,253 shares of Company common stock and options outstanding for 18,926,265 shares of the public shell's common stock. After the transaction, the stockholders of the Company owned 18,926,265 shares of 23,257,865 shares of outstanding common stock. The public shell company had no assets and no liabilities.

Additional financing:
   In 1999, the Company obtained additional debt of $750,000 from individual investors. The notes are structured as follows:

   Note payable, 12% interest, due in quarterly installments of
   $16,000 in April, July and October 1999, with a final
   installment of $105,000 due in January 2000.                       $  150,000

   Convertible debentures, 2% above the prime rate, interest only payable annually, principal due May 2004. Notes are convertible
   at a rate of $0.84 per share.                                         600,000
                                                                      ----------

                                                                      $  750,000
                                                                      ==========

10. CONTINGENCIES:

The Company is involved in two disputes with vendors that could result in additional liability to the Company as follows:

   The first dispute involves a vendor regarding an order of component parts which the Company canceled. The amount claimed to be owed by the Company to the vendor is in excess of $100,000. Management believes it has no further obligation to the vendor and accordingly, has not recorded any liability associated with this dispute.

   The other dispute involves failure for payment for services rendered. The vendor alleges the Company has been billed for work completed for over $250,000. The Company has paid approximately $140,000 and has recorded approximately $108,000 in accounts payable in addition to amounts paid. The Company has countered with a claim for breach of contract, fraud and negligence. Management expects that this dispute will be settled favorably and has not recorded any additional liability in the financial statements for this contingency.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

            (a) Please see the attached Financial Statements

            (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                                   SIGNATURES



       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 2/08/00                                 Inter-Con/PC, Inc.



                                       /s/
                                       -----------------------------------------
                                       Michael Ferderer, President, Director